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Exhibit 4.4

                                ,

Re:  Polymer Group, Inc. Grant of Non-Qualified Stock Option

Dear                 :

        Polymer Group, Inc. (the "Company") is pleased to advise you that, pursuant to the Company's 2003 Stock Option Plan (the "Plan"), the Company's Compensation Committee has granted to you an option (the "Option") to acquire shares of the Company's Class A Common Stock, par value $.01 per share (the "Common Stock"), as set forth below (the "Option Shares"), subject to the terms and conditions set forth herein and in the Plan:

Total Number of Option Shares
Date of Grant
Exercise Price per Option Share
Expiration Date of All Options Shares

Vesting Schedule

	2004	2005	2006	2007
Service Vesting:
Division Financial Performance
Corporate Financial Performance

        The Option is not intended to be an "incentive stock option" within the meaning of Section 422 of the Internal Revenue Code of 1986.

        The Option is intended to confirm in all respects with, and is subject to all applicable provisions of, the Plan (which is incorporated herein by reference). Certain capitalized terms used herein are defined in the Plan. Inconsistencies between this Agreement and the Plan shall be resolved in accordance with the terms of the Plan. All terms not specified herein shall be as set forth in the Plan, including procedures for exercise and vesting.

Very truly yours,
Polymer Group, Inc.
By:

Name:
Title:

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  Exhibit 4.4